

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 7, 2024

Damien Lamendola
Chief Executive Officer
Marpai, Inc.
615 Channelside Drive, Suite 207
Tampa, FL 33602

      **Re: Marpai, Inc.**
          **Registration Statement on Form S-1**
          **Filed May 30, 2024**
          **File No. 333-279836**

Dear Damien Lamendola:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Nicholas O'Leary at 202-551-4451 with any questions.

                Sincerely,

                Division of Corporation Finance
                Office of Industrial Applications and Services

cc:    Ron Ben-Bassat, Esq.